CONTACT: Investors:

Jay Venkateswaran

Senior VP — Investor Relations

WNS (Holdings) Limited

+1 212 599 6960

ir@wnsgs.com

Media:

Mike Sherrill

Gutenberg Communications

+1 212 239 8741

msherrill@gutenbergpr.com

WNS Announces Key Organizational Changes

New York, September 11, 2007 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced three senior executive appointments that will drive the continued growth and development of the company including the promotion of Anup Gupta to Group Chief Operating Officer responsible for managing the operating performance of the company; the appointment of Eric Selvadurai as the Managing Director and leader of WNS’s European business; and Sulakshana Patankar as the CEO of the newly carved out Finance and Accounting Business Unit.

WNS also announced today that Zubin Dubash, who has served as Group Chief Financial Officer for the past three years, will be leaving WNS on December 1, 2007, to pursue a career in private equity. The company has begun a search for a new CFO. “We would like to thank Zubin for his efforts in helping us build WNS to where it is today. We are currently conducting a CFO search, and with the strong team backing Zubin and the sufficient notice period from him, we are confident the transition will be seamless,” said Neeraj Bhargava, Group Chief Executive Officer of WNS.

Mr. Gupta was most recently CEO of WNS Travel Services, which under his leadership increased revenue by four times in a span of three years, delivered a strong operating performance, and developed a wide range of innovative and profitable service lines. He will continue to lead Travel Services until a new CEO is appointed. Prior to joining WNS in 2002, he was a Principal at eVentures India, a News Corp. and SoftBank backed-venture fund, and also a consultant with Booz Allen Hamilton. Mr. Gupta’s promotion to Group COO follows the appointments last month of two seasoned executives to WNS Travel Services.

Mr. Selvadurai, as the new Managing Director and leader of the WNS European business (including Continental Europe), is taking over from Steve Dunning, a company co-founder, who will have a senior advisory role and will work closely with Mr. Selvadurai to further expand the UK and European business of WNS. Most recently, Mr. Selvadurai was CEO of WNS Enterprise Services, the company’s fastest growing business last year, and has also managed some of the company’s largest UK client relationships. Prior to joining WNS in 2002, Mr. Selvadurai was a senior executive in the UK with Hays plc, a FTSE 250 B2B services company.

WNS’s Enterprise Services Business Unit is being restructured to create two Business Units, one focused on Finance & Accounting (F&A) and the other on Industrial Goods & Infrastructure industries. Ms. Patankar takes over the growth and P&L responsibility for the F&A Business Unit and WNS will in due course appoint a new CEO for the Industrial Goods & Infrastructure Business Unit. Ms. Patankar is a founding member of the company’s highly-rated F&A practice. She also launched the WNS operations in Pune, India, currently the company’s largest operating location. Previously, Ms. Patankar was a consultant with PricewaterhouseCoopers.

“WNS is pleased to announce the appointment of Anup to Group COO, a natural progression for him, given his stellar track record. This move will allow me to focus on accelerating growth, and shape other strategic initiatives. We are also pleased to see the new and expanded roles of Eric and Sulakshana who have had fantastic careers at WNS and have played key roles in growing the company. We would also like to thank Steve for the vital role he has played in shaping our Travel and UK businesses, and we are glad that he will be assisting Eric in his new role. Our business fundamentals continue to be strong, and we are confident that the new appointments of Anup, Eric and Sulakshana will be an important part of the continued growth and evolution of WNS”, Bhargava added.

About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high-quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.

WNS ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This release contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Those statements include estimates of the benefits of the proposed acquisition and future plans of the company. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to: technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the U.S. or the U.K. to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions;  our ability to successfully consummate strategic acquisitions; and other risks described from time to time in our SEC filings, including our annual report for our fiscal year ended March 31, 2007 on Form 20-F filed on June 26, 2007.

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